SUPPLEMENTAL SCHEDULES I TO II

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015

1. Total ownership equity from Statement of Financial Condition	$	$	192,718
2. Deduct ownership equity not allowable for Net Capital			—
3. Total ownership equity qualified for Net Capital			192,718
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			—
B. Other (deductions) or allowable credits (List)			—
5. Total capital and allowable subordinated liabilities		$	192,718
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition	41,170		
B. Secured demand note delinquency	—		—
C. Commodity futures contracts and spot commodities – proprietary capital charges	—		—
D. Other deductions and/or charges			(41,170)
7. Other additions and/or allowable credits (List)			—
8. Net capital before haircuts on securities positions			151,548
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments			—
B. Subordinated securities borrowings			—
C. Trading and investment securities:			
1. Exempted securities			—
2. Debt securities			—
3. Options			—
4. Other securities			—
D. Undue Concentration			—
E. Other (List)			—
10. Net Capital		$	151,548

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3 % of line 19)	$	9,353
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		9,353
14. Excess net capital (line 10 less 13)		142,195
15. Net capital less greater of 10% of line 19 or 120% of line 12		137,519

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		140,289
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts (List)		—
19. Total aggregate indebtedness	$	140,289
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		92.57%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.0%

There are no material differences between the computation of net capital presented above and the computation of net capital in the company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2015.

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Amount due to customers (credits)	—
Amounts due from customers (debits)	—
Reserve requirement	—